April 6, 2005

Mr. Larry M. Spirgel

Assistant Director

Division of Corporate Finance – Mail Stop 04-07

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: Response to SEC correspondence of March 7, 2005, re:

PhotoWorks, Inc. (the “Company”) Form 10-K for the fiscal year ended September 25, 2004 and Form 10-Q for the quarter ended
December 25, 2004
File No. 000-15338

Dear Mr. Spirgel:

We note the SEC staff’s requests for supplemental information regarding the Company’s Annual Report on Form 10-K for fiscal year ended September 25, 2004 and Form 10-Q for the quarter ended December 25, 2004 and respectfully submit the following responses to the staff’s comments set forth in its letter of March 7, 2005:

Form 10-K for the fiscal year ended September 25, 2004

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations

1.

Refer to the tables on page 40, which disclose that your quarterly gross profit percentage ranged form 15.7% to 34.4% and that your net revenues ranged from $4.6 million to $8.4 million. Explain to us why your net revenues and gross profit percentages are so volatile on a quarterly basis. Supplementally, explain to us, quarter to quarter, why each net revenue and gross profit percentage, changed.

Demand for the Company’s photo-related services and products is highly seasonal with the highest volume of photofinishing activity generally occurring during the summer months and holiday season. In addition, the Company has experienced continued declines in revenues due to lower film processing volumes. The lower film processing volumes are a result of changes in the market due to consumer use and acceptance of digital cameras.

As a result, our gross profit and operating results for any period do not necessarily indicate the results that can be expected from any future period. Gross profit fluctuates due to the seasonal nature of revenues when measured against relatively fixed overhead costs associated with equipment and facilities. (See MD&A of Fiscal Year 2004 10Q filings for discussion of revenue decline and operating results). The table below illustrates the seasonality and decline in film processing volumes on a quarterly basis for fiscal years 2003 and 2004:

Film volumes (in units)	Q1	Q2	Q3	Q4	Total
FY 2003	571,430	480,582	506,654	547,469	2,106,135
FY 2004	370,578	307,103	317,719	334,472	1,329,872

Financial statements
Report of Independent Registered Public Accounting Firm

2.

Refer to the fourth paragraph of page 23, which address uncertainties concerning your continued existence as a going concern. In future filings, include a more detailed description of management’s specific viable plans that are intended to mitigate the effect of such conditions.

The Company’s Form 10-Q/A filed March 14, 2005 updated the disclosures relative to the liquidity of the Company as noted below in the footnotes and MD&A.

Financial Statements

NOTE B – LIQUIDITY

The Company has experienced significant revenue declines and has incurred operating losses in the past several years. The Company expects a further decline in cash and cash equivalents from operating activities in fiscal 2005 primarily due to continued operating losses resulting from declines in film revenues. The Company has taken various actions including reductions in its workforce and operating expenditures, to more closely align its cost structure with its reduced revenue levels and to improve its operating margins and cash flows. The Company also expects to lower its costs through a combination of production efficiencies and use of third-party providers. However, the Company is subject to certain risks similar to other companies serving the digital products and services market such as system performance problems due to technical difficulties, competition from other companies with possibly greater financial, technical, and marketing resources and the risks of executing on its current business plan.

On February 16, 2005 the Company entered into a definitive agreement to sell up to $4,000,000 of convertible debentures, common stock and warrants to Sunra Capital Holdings, Ltd. Under the agreement, Sunra purchased $2,000,000 of debentures and warrants to purchase 1,904,762 shares of common stock for cash and agreed to purchase between $1,000,000 and $2,000,000 of common stock at $0.1078 per share and receive warrants to purchase up to an additional 1,904,762 shares of common stock in a second closing subject to the approval by shareholders of a recapitalization proposal, including amendments to the articles of incorporation, at the Company's upcoming annual meeting. In the event the recapitalization and other proposals are approved by shareholders, the $2,000,000 of debentures will automatically convert into approximately 18,553,000 shares of common stock.

While the Company has yet to return to profitability, management believes that, based on its current cash balance and operational plans, the Company will have sufficient cash to fund its operations through at least the next twelve months.

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

As of February 25, 2005, our principal source of liquidity included approximately $2.7 million of cash and cash equivalents.

The Company has experienced significant revenue declines and has incurred operating losses in the past several years. For fiscal 2004, cash flow used in operations was $1,600,000, primarily attributable to a net loss of $1,672,000. For the first quarter of fiscal 2005, cash flow used in operations was $144,000. Cash and cash equivalents declined from $4,756,000 at the beginning of fiscal 2004 to $2,197,000 as of December 25, 2004. The Company expects a further decline in cash and cash equivalents from operating activities in fiscal 2005 primarily due to continued operating losses resulting from declines in film revenues.

Management has taken various actions, including reductions in its workforce and operating expenditures, to more closely align its cost structure with its reduced revenue levels and to improve its operating margins and cash flows. The Company also expects to lower its costs through a combination of production efficiencies and use of third-party providers (See 8-K filed January 21, 2005). However, the Company is subject to certain risks similar to other companies serving the digital products and services market such as system performance problems due to technical difficulties, competition from other companies with possibly greater financial, technical, and marketing resources and the risks of executing on its current business plan.

On February 16, 2005 the Company entered into a definitive agreement to sell up to $4,000,000 of convertible debentures, common stock and warrants to Sunra Capital Holdings, Ltd. Under the agreement, Sunra purchased $2,000,000 of debentures and warrants to purchase 1,904,762 shares of common stock for cash and agreed to purchase between $1,000,000 and $2,000,000 of common stock at $0.1078 per share and receive warrants to purchase up to an additional 1,904,762 shares of common stock in a second closing subject to the approval by shareholders of a recapitalization proposal, including amendments to the articles of incorporation, at the Company's upcoming annual meeting. In the event the recapitalization and other proposals are approved by shareholders, the $2,000,000 of debentures will automatically convert into approximately 18,553,000 shares of common stock.

Management believes that based on its current cash balance, which includes cash from the sale of $2,000,000 of debentures noted above, and its current operational plans, the Company will have sufficient cash to fund its operations through at least the next twelve months.

In future filings, the Company will provide a more detailed description of management’s specific viable plans that are intended to mitigate the effect of going concern conditions.

Consolidated Balance Sheet

3.

Refer to the fifth paragraph of page 18, which indicates that your deferred revenues relate primarily to prepaid print credits. What are the other deferred revenues due to? Give us an analysis of these balances at the end of each period and explain to us why your “deferred revenues” would not be more properly characterized as customer deposits payable.

In many cases the Company offers products and services under arrangements that require theCompany to deliver two or more products/services, often in different accounting periods. These arrangements are accounted for under EITF 00-21, Revenue Arrangements with Multiple Deliverables.

In some cases the undelivered element is prints that are provided once prepaid prints that had been granted under an earlier arrangement are redeemed. Under these arrangements, the relative fair value of the undelivered product is recorded as deferred revenue in accordance with EITF 00-21. and therefore we do not consider these deferred revenues to be the equivalent of customer deposits payable.

The Company’s Form 10-Q/A filed March 14, 2005 updated a discussion of deferred revenues as noted below.

NOTE F – DEFERRED REVENUES

Deferred revenues relate primarily to the Prepaid Print Credits and Pick Your Prints products. Under the Pick Your Picks program, a customer’s images are digitized and only the negatives are initially mailed back. Under this program, as part of the initial transaction, a customer is issued one print credit per image developed which they can then use to purchase only the photos they want to develop into prints. Prints are then produced utilizing the digital images. A portion of the initial purchase is deferred equal to the relative fair value of the digital prints. Under the prepaid print credit offer, customers essentially receive discounted prices on digital products by purchasing bulk quantities of print credits. No revenue is recognized at the time the print credits are purchased. The Company recognizes the revenue from these offerings and similar offerings based on the relative fair values of the products contained in the offers when such products are actually shipped. As of December 25, 2004, approximately $460,000 is deferred under these programs.

Other deferred revenues consist primarily of coupons and discounts for future orders and amounts associated with the online storage of customer images that had originated from the previous sale of other products and services.

Note A – Operations and Summary of Significant Accounting Policies

Revenue Recognition

4.

Refer to the second paragraph of page 30, which discloses that you provide your customers with a “100% satisfaction guarantee” and that your customers can request a refund. Refer also to the fifth paragraph of page18, which discusses enhanced print credit. Supplementally describe for us, in reasonable detail, the terms of these customer sales and when your sales meet the revenue recognition criteria.

PhotoWorks provides customers with a 100% satisfaction guarantee. Based on our historical experience, the majority of our services and products will not be returned but customers may request a refund if not satisfied. Customers are not required to affirmatively accept the products/services and we believe our sales meet the criteria of acceptance provisions that grant a right of return or exchange on the basis of subjective matters. Our quality standards consistently meet or exceed those generally accepted in the industry and our refunds during the last two fiscal years have only been .25% of net revenues. Furthermore, we provide for an allowance for estimated future returns/refunds.

Print credits are recorded as deferred revenues (see discussion above under deferred revenues). The enhancement only allows customers to extend the use to products not previously available.

Controls and procedures

5.

In future filings, revise your disclosure regarding changes to internal controls and procedures over financial reporting to identify “any changes,” not just “significant” changes, that have materially affected, or are reasonably likely to materially affect, your internal controls and procedures over financial reporting.

6.

In future filings, also state, if true, whether the officers concluded the controls and procedures were effective in “recording, processing summarizing and reporting, on a timely basis, information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act.”

7.	In future filings, reference that disclosure controls and procedures now defined in Rules 13a-15(e) and 15d-15(e).

The Company’s Form 10-Q/A filed March 14, 2005 updated the controls and procedures sections as noted above.

Form 10-Q for the quarter ended December 25, 2004

General

8.

We note from your form 8-K filed on March 3, 2005 that on February 28, 2005 you engaged Williams & Webster as your new accounting firm. Amend your form 10-Q for the quarterly period ended December 25, 2004 to reflect your auditor’s review of this filing.

The Company’s Form 10-Q/A filed March 14, 2005 was amended to include a statement indicating that Williams & Webster, the Company’s independent auditors, reviewed the financial results for the period ended December 25, 2004.

We acknowledge that

•         the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing is responsive to your comments. If you have additional questions or comments concerning the information, please contact the undersigned at (206) 281-1282.

Thank you for your consideration.

Sincerely,

/s/ Loran Cashmore Bond

Loran Cashmore Bond

Vice President/Chief Accounting Officer

PhotoWorks, Inc.